UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 21, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                   No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 21 July 2015 entitled ‘EUROPEAN LEADERSHIP STRUCTURE CHANGES’

21 July 2015

European leadership structure changes

Vodafone today announced a number of changes to its European leadership structure intended to simplify organisational processes, enhance management efficiency and accelerate decision-making. With effect from 1 October 2015, the Chief Executives of Vodafone’s four largest European markets – Hannes Ametsreiter in Germany, Aldo Bisio in Italy, Jeroen Hoencamp in the UK and Antonio Coimbra in Spain – will become members of the Group Executive Committee and will report directly to the Vodafone Group Chief Executive, Vittorio Colao.

The Chief Executive of Vodafone Netherlands, Rob Shuter, will also join the Group Executive Committee and will assume additional leadership responsibilities for Vodafone’s smaller European markets, reporting directly to Vittorio Colao. Corporate functions operating at regional level in Europe will be integrated within the respective Group functions. There are no changes to the leadership structure for the Group’s Africa, Middle East and Asia-Pacific region.

Vodafone Group Chief Executive Vittorio Colao said: “These changes will simplify and streamline the management of our largest European markets and accelerate our strategic plans in those countries as convergence gathers pace and our Project Spring organic investment programme and focus on efficiency deliver visible results.”

Vodafone also announced that the Chief Executive for the Europe region, Philipp Humm, will leave the Group later in the year to continue his CEO career outside Vodafone.

Vittorio Colao said: “I would like to thank Philipp for his significant contribution to Vodafone including leading the recovery in our European businesses and the strategic acquisition and integration of large fixed-line businesses in the UK, Spain and Germany. I fully understand his desire to pursue his career ambitions outside Vodafone in light of the new organisation and wish him all the best for the future.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 March 2015, Vodafone had 446 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	July 21, 2015	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary